File No. 70-9849
70-10067

CERTIFICATE OF NOTIFICATION

(RULE 24)

SECURITIES AND EXCHANGE COMMISSION

BY

NATIONAL GRID TRANSCO PLC

In accordance with the order of the Securities and Exchange Commission (“Commission”) dated January 16, 2002, Holding Company Act Release No. 27490 (the “January 2002 Order”) and the Order of the Commission dated October 16, 2002, Holding Company Act Release No. 27577 (the “October 2002 Order”), National Grid Transco plc (“National Grid”), hereby submits its report for the period October 1, 2003 to March 31, 2004 (the “reporting period”)[1]. The January 2002 Order and the October 2002 Order shall be referred to herein collectively as the “Orders”. Following is a listing of the applicable reporting requirements contained in the Orders (each, a “Reporting Requirement”), together with the response thereto. Unless otherwise defined herein, all capitalized terms in this Certificate of Notification shall have the meaning set forth in the January 2002 Order.

In this report a conversion ratio of 1 GBP to 1.83 US Dollars has been used. The exchange rate conversion is provided solely for convenience and should not be taken to mean that the pound sterling amounts have been, could have been, or could be converted to US Dollars at the rates indicated or at any other rates.

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Reporting Requirement No. 1: The principal amount, interest rate, term, number of shares, market price per share, sales price per share (if other than market price) and aggregate proceeds, as applicable, of any securities issued by National Grid during the reporting period, including securities issued to dividend reinvestment plans and employee benefit plans.

Response:

Shares issues during the reporting period:

Date	No. of National Grid Ordinary Shares Issued	Details of Issue	Market Price / and Sale Price per share (if different)	Proceeds GBP	Proceeds USD
10/03/03	199,029	830 each of £1000 value, Grid 44.25% exchangeable bond exercised	Sale price - 417p per share. Closing mid-market 394p per share	830,000	1,518,900
10/21/03	83,528	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 378p per share	266,789	488,223
11/03/03	15,151	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price – 350p or 344p or 314.5p per share. Closing mid-market 377.25p per share	49,115	89,881
11/17/03	44,296	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 386.25p per share	140,840	257,737
11/28/03	23,926	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 393p per share	76,639	140,249
12/15/03	95,532	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 385.25p per share	303,598	555,585
01/05/04	15,726	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 403p per share	50,731	92,837
01/19/04	45,292	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 399.75p per share	143,949	263,427
02/02/04	25,037	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 397p per share	79,817	146,066
02/16/04	96,223	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 414.25p per share	304,783	557,752
03/01/04	8,084,625	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 438p per share	25,429,717	46,536,383
03/08/04	271,039	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 429.25p per share	852,418	1,559,925
03/15/04	257,926	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 418p per share	817,073	1,495,243
03/29/04	258,640	Shares issued on exercise of options under Employee Sharesave Scheme	Sale price - 350p or 344p or 314.5p per share. Closing mid-market 426.75p per share	814,505	1,490,544

Other securities issued during the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
11/21/03	National Grid Transco	JPY 1,000,000,000 floating rate instruments	JPY 1,000,000,000 Yen Libor+6.5bp Instruments due 2005	05/11/05	5,259,872	9,625,566

All the above instruments were issued under the Euro 6,000,000,000 Euro Medium Term Note Program

Short-term borrowings outstanding at the end of the reporting period:

Date	Issuer	Interest Rate	Type of Security	Maturity Date	Proceeds GBP	Proceeds USD
Various	National Grid Transco	1.10%	US Commercial Paper	1 day to 2 months	354,605,056	648,927,252

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Reporting Requirement No. 2: The amount of guarantees issued during the reporting period by National Grid, the name of the beneficiary of the guarantee and the terms and purpose of the guarantee.

Response:

Guarantees given by National Grid in favor of third parties in relation to ISDA Master Agreements signed between the third party and a subsidiary of National Grid, as follows:

Date of guarantee	Guaranteed party	Subsidiary of National Grid party to relevant ISDA Master Agreement	Amount outstanding under ISDA Master Agreement and guaranteed at March 31, 2004*
March 25, 2004	Barclays Bank plc	NGG Finance plc	£Nil

* During the period, National Grid has given a guarantee to a swap counterparty in relation to an International Swaps and Derivatives Association, Inc. ("ISDA") agreement signed by a financing subsidiary (NGG Finance plc). The amount guaranteed varies according to the number of derivative transactions in existence between the National Grid financing subsidiary and the counterparty, and whether or not the National Grid financing subsidiary owes or is owed money relating to these transactions. At March 31, 2004, the amount guaranteed was £Nil, since the swaps in existence between the relevant parties reflected money owed to the relevant National Grid financing subsidiary.

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Reporting Requirement No. 3: National Grid's aggregate investment, as defined under Rule 53, in EWGs and FUCOs as of the end of the reporting period in dollars and as a percentage of National Grid's consolidated retained earnings, and a description of EWG and FUCO investments during the reporting period.

Response:

A.
As of March 31, 2004, National Grid’s consolidated retained earnings calculated in accordance with US GAAP were GBP 2,700,589,000 (USD 4,942,077,800) – excluding Other Comprehensive loss (OCL) of GBP (1,282,000,000) (USD (2,346,060,000). Retained earnings, combined with OCI were GBP 1,418,589,000 (USD 2,596,017,800)

B.
National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs as of March 31, 2004 was GBP 8,997,656,400 (USD 16,465,711,200). Such aggregate investment is calculated on the basis of cost accounting.

C.
National Grid’s aggregate investment in EWGs and FUCOs as a percentage of its consolidated retained earnings was 333% as of March 31, 2004. Under the October 2002 Order, National Grid was authorized to invest up to USD 20,000,000,000 in FUCOs. National Grid had USD 3,534,288,800 of unused FUCO investment authority based on the aggregate investment as of the end of the reporting period.

D.
The change in National Grid’s aggregate investment in FUCO’s and EWG’s reflects movements under guarantees; otherwise, no major EWG or FUCO investments were made during the reporting period. As of the prior reporting period ended September 30, 2003, using a conversion ratio at that time of 1 GBP to 1.67 USD, National Grid’s aggregate investment, as defined in Rule 53, in EWGs and FUCOs was GBP 8,951,302,200 (USD 14,948,674,700).

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Reporting Requirement No. 4: The aggregate amount of securities and the aggregate amount of guarantees issued and outstanding by National Grid since the date of the Order.

Response: Please see Exhibit A-1 attached hereto.

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Reporting Requirement No. 5: A list of the securities issued by the Intermediate Holding Companies during the reporting period, including principal amount, interest rate, term, number of shares and aggregate proceeds, as applicable, with the acquiring company identified and a brief explanation of the procedure followed to determine the market rate of interest charged, as applicable.

Response:

Issuing Company	Acquiring Company	Initial Principal	Interest Rate	Term of Loan	GBP Balance at 03/31/04	USD Balance at 03/31/04
National Grid (US) Holdings Ltd.	National Grid Holdings Ltd.	GBP 9,624	0%	On demand	9,624	17,612
National Grid (US) Holdings Ltd.	National Grid Transco	GBP 4,801,431	3 month GBP Libor + 0.5%	On demand	4,801,431	8,786,619
National Grid (US) Holdings Ltd.	National Grid Transco	GBP 107,500	0%	On demand	107,500	196,725

The rates of Libor + 0.5% are directly comparable to National Grid’s own cost of external bank facilites of Libor + 0.425%.This rate has been adjusted slightly to reflect that the loans are to Intermediate Holding companies whose credit strength is less than the parent National Grid Group plc.

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Reporting Requirement No. 6: The amount and terms of any short-term debt issued by any Utility Subsidiary, and a list of the deposits and withdrawals by company from the system money pool during the reporting period.[2]

Response:

In addition to the money pool borrowings reported below, there was issuance of short-term debt issued by Utility Subsidiaries during the reporting period.

Issuing Company	Acquiring Company	Initial Principal	Interest Rate*	Installment Date**	Term of Loan	GBP Balance at 03/31/04	USD Balance at 03/31/04
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 14,400,000	0.98% - 1.09%	11/03/03	136 days	0.00	0.00
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 5,700,000	0.98% - 1.09%	12/01/03	108 days	0.00	0.00
Niagara Mohawk Power Corp.	Niagara Mohawk Holdings Inc.	USD 6,100,000	0.98% - 1.06%	1/02/04	76 days	0.00	0.00

* The interest rate was variable and changed monthly. The average interest rate on the short-term debt was 1.05%.

** Debt could be rolled over each month

Net Money Pool Balances as of the End of the Reporting Period by Participating Company **

Participating Company	Net Amount on Deposit	Net Amount of Borrowings
National Grid USA	$465,650,000
Massachusetts Electric Company		$220,575,000
The Narragansett Electric Company		32,000,000
Granite State Electric Company	8,075,000
Nantucket Electric Company		2,550,000
New England Power Company	229,400,000
Niagara Mohawk Power Corporation		463,500,000
New England Hydro-Transmission Electric Co., Inc.		175,000
New England Hydro-Transmission Corporation		1,300,000
New England Electric Transmission Corporation		3,725,000
EUA Energy Investment	20,300,000
National Grid USA Service Company, Inc.	400,000
Total	$723,825,000	$723,825,000

* A list of all deposits and withdrawals by company from the system money pool during the reporting period is available to the Commission upon request.

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Reporting Requirement No. 7: The amount and terms of any nonexempt financings consummated by any Utility Subsidiary during the reporting period.

Response: None

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Reporting Requirement No. 8: The amount and terms of any nonexempt financings consummated by any Nonutility Subsidiary during the reporting period.

Response: None

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Reporting Requirement No. 9: A retained earnings analysis of each company in the National Grid USA system, detailing Gross Earnings (as that term is defined in the Commission’s Order dated March 15, 2000, National Grid Group plc, Holding Co. Act Release No. 27154) or income available for dividends, dividends paid out of each capital account, and the resulting capital account balances at the end of the reporting period.

Response: Please see Exhibit A-2 attached hereto.

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Reporting Requirement No. 10: A table showing, as of the end of the reporting period, the dollar and percentage components of the capital structures of National Grid, National Grid Holdings One, each Intermediate Holding Company, and each company in the National Grid USA system.

Response:

For National Grid, National Grid Holdings One, and each Intermediate Holding Company, please see Exhibit A-3 attached hereto.

For the National Grid USA system companies, please see Exhibit A-4 attached hereto.

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Reporting Requirement No. 11: If any National Grid USA subsidiary borrows from an associated company on the FUCO side of the National Grid system, National Grid will: (a) list a minimum of three other sources of funds and their rates and terms; and (b) provide a cost/benefit rationale, consistent with the procedure described in the Application for determining available market rates, explaining why funding from the FUCO associate was the best option.

Response:

There were no loans during the reporting period to any National Grid USA subsidiary from an associated company on the FUCO side of the National Grid system.

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Reporting Requirement No. 12: Identification of: (a) all entities established directly or indirectly by National Grid during the reporting period under the authorization granted by the January 2002 Order (“New Entities”); (b) the business purpose(s) of those entities; (c) the significant assets held by those entities; and (d) the owner(s) of those entities, including the percentage of interests in those entities held by the owners.

Response:

During the reporting period, National Grid established no financing entities to facilitate financings by issuing to third parties income preferred securities or other authorized or exempt securities.

During the reporting period National Grid neither acquired nor established, directly or indirectly, any Intermediate Subsidiaries organized for the purpose of acquiring, financing and holding securities of one or more existing or future Non-utility Subsidiaries.

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Reporting Requirement No. 13: Copies of National Grid's filings on Form 20-F and reports to shareholders.

Response: National Grid’s annual report on Form 20-F was filed electronically through EDGAR on June 16, 2004, file number 001-14958. The reports to shareholders on Form 6-K were filed electronically through EDGAR with the following filing dates and file numbers:

Filing Date	File Number

06/28/04	001-14958
06/16/04	001-14958
06/01/04	001-14958
05/20/04	001-14958
05/05/04	001-14958
04/01/04	001-14958
03/01/04	001-14958
02/02/04	001-14958
01/05/04	001-14958
12/01/03	001-14958
11/20/03	001-14958
11/18/03	001-14958
11/03/03	001-14958
10/27/03	001-14958
10/06/03	001-14958

A courtesy copy of such annual report and the reports to shareholders will be provided under separate cover.

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Reporting Requirement No. 14[3]: A current calculation of National Grid’s "aggregate investment" in FUCO investments as a percentage of its "consolidated retained earnings," as both terms are defined by Rule 53(a).

Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 15: A statement of National Grid’s “aggregate investment” in FUCO investments (as defined by Rule 53(a)) as a percentage of the following: total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the reporting period.

Response:

As of March 31, 2004, National Grid’s aggregate investment in FUCO investments as a percentage of:

A.	Total capitalization:	38%
B.	Net utility plant:	44%
C.	Total consolidated assets:	25%
D.	Market value of common equity:	68%

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Reporting Requirement No. 16: Consolidated capitalization ratios of National Grid and each of its public-utility subsidiaries as of the end of the reporting period.

Response: Please see Exhibits A-3 and A-4 attached hereto.

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Reporting Requirement No. 17: The market-to-book ratio of National Grid's common stock at the end of the reporting period.

Response:

As of March 31, 2004, the market-to-book ratio of National Grid’s common stock was 1.4.

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Reporting Requirement No. 18: An analysis of National Grid's consolidated earnings that segregates total earnings attributable to FUCOs from those which are attributable to National Grid's other subsidiaries as of the end of the reporting period.

Response:

As described in more detail in the full year results of National Grid filed on Form 20-F on June 16, 2004, Commission File No. 001-14958, National Grid's consolidated earnings, under UK GAAP, for the year ended March 31, 2004 before exceptional items and goodwill amortization were £1,064m ($1,947m), on revenues of £9,033m ($16,530m).

In the UK, National Grid's electricity and gas transmission business, delivered underlying operating profit of £769m ($1,407m) compared to £820m ($1,501m) in the same period last year. We had strong performance from the UK transmission business during the year and reduced controllable costs by 4% in real terms in line with our targets. The strength of our performance, however, was masked by the implementation of a charging reform (known as “Plugs”) which reduced underlying operating profit by £22m ($40m). This charge will be more than offset by increased operating profits arising from Plugs in future years. In addition, we incurred an increased depreciation charge of £27m ($49m). Despite tougher regulatory targets in both the electricity and the gas system operator (SO) incentive schemes, we delivered operating profits of £52m ($95m) (down £8m ($15m) from last year) from these. The UK electricity transmission business is owned, indirectly, by National Grid Holdings Limited and the UK gas transmission business is owned, indirectly, by Lattice Group plc; both of these companies are FUCOs.

In the US, our transmission business delivered underlying operating profits of £133m ($243m) compared to £128m ($234m) last year, with one-off benefits more than offsetting the impact of a weaker US dollar.

In the UK gas distribution business, underlying operating profit increased from £554m ($1,014m) to £729m ($1,334m), primarily as a result of a £103m ($188m) reduction in controllable costs and an £84m ($154m) increase in revenues, somewhat offset by a £23m ($42m) increase in pension deficit accounting charges. Over the past two years, the level of controllable costs within the business has been reduced by 20% in real terms, more than half way to our targeted reduction. The sales process for five of our gas distribution networks is proceeding well and we expect final bids this summer. As we made clear from the outset, we will sell no more than four of our networks and will only proceed if those sales maximize value. The UK gas distribution business is owned, indirectly, by Lattice Group plc.

In the US, underlying operating profit from US electricity and gas distribution (excluding stranded cost recovery) was £363m ($664m) this year, down from £401m ($734m) last year. Weather adjusted electricity distribution volumes were up 0.8% (including a 4.6% increase in the important domestic sales), contributing £22m ($40m) to underlying operating profit, and controllable costs were reduced by a further £12m ($22m). Offsetting these benefits were the continued weakness of the dollar (£20m - $37m), a return to more normal weather (£27m - $49m) and the adverse impact of bad debt (£9m - $16m) and other one-off items (£16m - $29m). Savings from the integration of our operations in New York and New England continue to be delivered in line with our targets. Over the past two years, we have reduced controllable costs by 10% in real terms. Monthly costs at March 2004 were running at an annualized reduction of 15%. As expected, underlying operating profit from US stranded cost recovery declined from £170m ($311m) to £134m ($245m), including a £8m ($15m) decrease due to the weaker dollar.

Across National Grid’s other businesses, underlying operating profit for the year was £110m ($201m) as compared to £112m ($205m) last year. Gridcom has cut its costs in the UK while growing revenues in both the UK and US allowing it to deliver underlying operating profits of £6m ($11m), a £29m ($53m) improvement on last year. The continued rapid expansion of the mobile telecoms industry should create significant opportunities for growth. Our metering business delivered underlying operating profits of £81m, ($148m) down £24m ($44m) from last year. The key variances were an increase in the depreciation charge and start-up losses relating to our competitive metering business. Looking ahead, we have successfully secured long-term contracts including a new pricing structure with gas suppliers, covering substantially all of Transco’s domestic meters, to secure a long-term revenue stream. Last year, we had the benefit of the £10m ($18m) pension credit and an £8m ($15m) greater contribution from our electricity joint ventures. Losses at Fulcrum connections were £13m ($24m) greater than in the previous year. Discontinued businesses, including discontinued joint ventures, had no impact on underlying operating profits, after a loss of £46m ($84m) in the previous year.

Under US GAAP National Grid revenues in the year ended March 31, 2004 were £8,866m ($16,225m) and net income was £998m ($1,826m). Operating profit for UK gas distribution and UK electricity and gas transmission was £758m ($1,387m) and £676m ($1,237m) respectively.

A conversion ratio of 1 GBP to 1.83 US Dollars has been used.

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Reporting Requirement No. 19: A statement of National Grid's authorized FUCO investment limit and the amount of unused investment authority based on the aggregate investment as of the end of the semiannual period.

Response: Please see Item C of Reporting Requirement No. 3, above.

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Reporting Requirement No. 20: A statement of revenues and net income of each of National Grid's FUCOs for the twelve months (or six months, as applicable) ended as of the end of the semiannual period (such statement to indicate which FUCOs were acquired during the reporting period).

Response:

A.
National Grid Holdings Limited consolidated revenues calculated in accordance with US GAAP for the year ended March 31, 2004 were GBP 1,527,286,300 (USD 2,794,934,000). Lattice Group plc’s consolidated revenues calculated in accordance with US GAAP for the year ended March 31, 2004 were GBP 3,220,586,900 (USD 5,893,674,100).

B.
National Grid Holdings Limited consolidated net income calculated in accordance with US GAAP for the year ended March 31, 2004 were GBP 668,046,400 (USD 1,222,524,200). Lattice Group plc’s consolidated net income calculated in accordance with US GAAP for the year ended March 31, 2004 were GBP 460,733,900 (USD 843,143,000).

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SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate of notification (Commission’s File Nos. 70-9849 and 70-10067) to be signed on its behalf by the undersigned thereunto duly authorized.

NATIONAL GRID TRANSCO PLC

By:       s/ John G. Cochrane

            John G. Cochrane
            Authorized Representative

Date: June 29, 2004

EXHIBIT INDEX

Exhibit	Description	Page
Exhibit A-1	Aggregate amount of National Grid securities and guarantees Issued since March 15, 2000 and Outstanding as of the end of the reporting period	Filed herewith
Exhibit A-2	Retained Earnings analysis of National Grid USA	Filed herewith
Exhibit A-3	National Grid Capitalization Table	Filed herewith
Exhibit A-4	Capital Structure of National Grid USA Companies	Filed herewith

Exhibit A-1

Aggregate amount of National Grid securities and guarantees
issued since March 15, 2000 through January 15, 2002 and
outstanding as of the end of the reporting period

National Grid Holdings One plc at March 31, 2004

Type of Security	GBP	USD
Ordinary shares, including options and warrants	59,702,465	109,255,511
Preferred stock	None	None
Bank debt	0	0
Commercial paper	None	None
Bond issues – straight	0	0
Bond issues – convertible	None	None
Guarantees	0	0
Total	59,702,465	109,255,511

Securities and guarantees issued by NGG Finance plc are no longer included in the aggregate securities and guarantees of National Grid Holdings One plc, as NGG Finance plc is no longer a directly held subsidiary of National Grid Holdings One plc but is now a direct subsidiary of National Grid Transco plc.

Aggregate amount of National Grid securities and guarantees
Issued since January 16, 2002 and
Outstanding as of the end of the reporting period

National Grid Transco plc at March 31, 2004

Type of Security	GBP	USD
Ordinary shares, including options and warrants	37,987,055	69,516,310
Preferred stock	None	None
Bank debt	0	0
Commercial paper	354,605,057	648,927,254
Bond issues – straight	2,132,446,282	3,902,376,697
Bond issues – convertible	None	None
Guarantees	311,092,896	569,300,000
Total	2,836,131,290	5,190,120,261

Securities and guarantees issued by National Grid Transco plc are taken to include those of its direct subsidiary NGG Finance plc.

Exhibit A-2

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2003 THROUGH MARCH 31, 2004
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2004
($MM)
	Massachusetts Electric Company	The Narragansett Electric Company	Granite State Electric Company	Nantucket Electric Company	Niagara Mohawk Power Corporation	New England Power Company[3]	New England Hydro Transmission-Electric Co., Inc.	New England Hydro Transmission Corporation	New England Hydro Finance Company, Inc.
Retained Earnings (Deficit) - Beginning of Period	202.2	130.0	10.7	2.0	128.9	251.0	0.3	0.2	-
Net Income (Loss)	1.6	7.2	1.3	0.6	93.8	35.6	2.4	1.6	-
Gross Retained Earnings (Deficit)	203.8	137.2	12.0	2.6	222.7	286.6	2.7	1.8	-

Dividends Paid on Preferred Stock	0.1	0.1	-	-	1.7	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	77.3	2.4	1.5
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	0.1	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-			-	-	-
Retained Earnings (Deficit) – End of Period	203.7	137.1	12.0	2.6	221.0	209.3	0.2	0.3	-

Dividends Paid on Common Stock:
Out of Retained Earnings	-	-	-	-	-	77.3	2.4	1.5	-
Out of Capital Surplus	-	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	77.3	2.4	1.5	-

Common Stock	60.0	56.6	6.0	-	187.4	72.4	2.0	-	-
Premium on Common Stock	-	-	-	-	-	-	8.8	4.6	-
Other Paid-In Capital	1,509.0	805.6	40.0	22.5	2,929.5	732.0	17.2	12.4	-
Unappropriated Retained Earnings (Deficit)	203.7	137.1	12.0	2.6	221.0	209.3	0.2	0.3	-
Other Comprehensive Income	(123.7)	(54.1)	(4.8)	(1.2)	2.6	0.1	-	-	-
Total Common Equity	1,649.0	945.2	53.2	23.9	3,340.5	1,013.8	28.2	17.3	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2003 THROUGH MARCH 31, 2004
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2004
($MM)

	New England Electric Transmission Corporation	National Grid USA (Parent)	Niagara Mohawk Holdings, Inc.	Opinac North America, Inc.	Opinac Energy, Inc.	NM Receivables Corp. II	NM Receivables, LLC	NM Properties, Inc.[2]
Retained Earnings - Beginning of Period	0.1	535.0	101.4	0.2	-	-	3.6	-
Net Income (Loss)	0.4	113.2	65.8	0.2	-	-	(220.8)	-
Gross Retained Earnings	0.5	648.2	167.2	0.4	-	-	(217.2)	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	0.2	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	0.1	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	217.2	-
Retained Earnings - End of Period	0.2	648.2	167.2	0.4	-	-	-	-

Dividends Paid on Common Stock
Out of Retained Earnings	0.2	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	0.2	-	-	-	-	-	-	-

Common Stock	-	-	1.9	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	0.1	7,099.0	3,146.1	13.4	-	-	-	-
Unappropriated Retained Earnings	0.2	648.2	167.2	0.4	-	-	-	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	(177.8)	2.6	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	0.3	7,569.4	3,317.8	13.8	-	-	-	-

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2003 THROUGH MARCH 31, 2004
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2004
($MM)

	EUA Energy Investment Corp.	Metrowest Realty, LLC	Wayfinder Group, Inc.	NEES Communications, Inc.	National Grid Communications, Inc.	GridAmerica Holdings, Inc	GridAmerica LLC	NEES Energy, Inc.
Retained Earnings - Beginning of Period	3.7	3.3	0.9	(15.0)	(0.8)	0.9	1.4	-
Net Income (Loss)	0.1	0.5	-	(4.6)	(0.3)	0.2	(0.4)	-
Gross Retained Earnings	3.8	3.8	0.9	(19.6)	(1.1)	1.1	1.0	-

Dividends Paid on Preferred Stock	-	-	-	-	-	-	-	-
Dividends Paid on Common Stock	-	-	-	-	-	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-	-	-	-
Retained Earnings - End of Period	3.8	3.8	0.9	(19.6)	(1.1)	1.1	1.0	-

Dividends Paid on Common Stock
Out of Retained Earnings	-	-	-	-	-	-	-	-
Out of Capital Surplus	-	-	-	-	-	-	-	-
Out of Capital	-	-	-	-	-	-	-	-
Total Dividends Paid on Common Stock	-	-	-	-	-	-	-	-

Common Stock	-	-	-	-	-	0.2	-	-
Premium on Common Stock	-	-	-	-	-	-	-	-
Other Paid-In Capital	15.6	2.1	(5.4)	125.2	-	-	-	(6.5)
Unappropriated Retained Earnings	3.8	3.8	0.9	(19.6)	(1.1)	1.1	1.0	-
Treasury Stock, At Cost	-	-	-	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-	-	-	-
Other Comprehensive Income	-	-	-	-	-	-	-	-
Translation Adjustment	-	-	-	-	-	-	-	-
Total Common Equity	19.4	5.9	(4.5)	105.6	(1.1)	1.3	1.0	(6.5)

Exhibit A-2 (Continued)

RETAINED EARNINGS ANALYSIS OF NATIONAL GRID USA
FOR THE REPORTING PERIOD OCTOBER 1, 2003 THROUGH MARCH 31, 2004
AND RESULTING CAPITAL BALANCES1
AT MARCH 31, 2004
($MM)

	Atlantic Western Consulting	National Grid USA Service Company, Inc.	National Grid Transmission Services Corporation	National Grid Communications Holdings, Inc.	National Grid USA CONSOLIDATED
Retained Earnings - Beginning of Period	-	0.2	(0.2)	-	535.0
Net Income (Loss)	0.1	0.9	-	-	113.3
Gross Retained Earnings	0.1	1.1	(0.2)	-	648.3

Dividends Paid on Preferred Stock	-	-	-	-	-
Dividends Paid on Common Stock	-	0.5	-	-	-
Premium on Redemption of Preferred Stock	-	-	-	-	-
Repurchase of Common Stock	-	-	-	-	-
Retained Earnings Adjustment	-	-	-	-	-
Retained Earnings - End of Period	0.1	0.6	(0.2)	-	648.3

Dividends Paid on Common Stock
Out of Retained Earnings	-	0.5	-	-	-
Out of Capital Surplus	-	-	-	-	-
Out of Capital	-	-	-	-	-
Total Dividends Paid on Common Stock	-	0.5	-	-	-

Common Stock	-	-	-	-	-
Premium on Common Stock	-	-	-	-	-
Other Paid-In Capital	2.0	10.7	-	-	7,099.0
Unappropriated Retained Earnings	0.1	0.6	(0.2)	-	648.3
Treasury Stock, At Cost	-	-	-	-	-
Reacquired Capital Stock	-	-	-	-	-
Other Comprehensive Income	-	3.1	-	-	(177.8)
Translation Adjustment	-	-	-	-	-
Total Common Equity	2.1	14.4	(0.2)	-	7,569.5

Note:
1 Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Co.

Exhibit A-3
NATIONAL GRID
CAPITALIZATION TABLE
AT MARCH 31, 2004

	National Grid (consolidated)		National Grid Holdings One plc (consolidated)		National Grid Holdings One plc		National Grid Holdings Ltd (consolidated)		National Grid (US) Holdings Limited
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	17,972.1	41.3	3,190.1	24.0	3,190.1	29.2	3,204.9	35.2	1,122.0	95.7
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short – term debt	3,056.4	7.0	4,770.5	35.9	7,736.8	70.8	494.5	5.4	50.7	4.3
Long – term debt	22,427.9	51.5	5,344.0	40.1	-	-	5,344.0	58.7	-	-
Equity minority interests	21.9	0.0	(0.0)	-	-	-	(0.0)	-	-	-
Preference stock issued by subsidiaries	76.6	0.2	-	-	-	-	66.4	0.7	-	-
Total capitalization	43,554.9	100.0	13,304.6	100.0	10,926.9	100.0	9,109.8	100.0	1,172.7	100.0

	National Grid US (Partner) 1 Limited		National Grid US (Partner) 2 Limited		National Grid General Partnership		National Grid Holdings Inc.		National Grid (US) Investments 4
	$MM	%	$MM	%	$MM	%	$MM	%	$MM	%
Common stockholders' funds	3,923.5	100.0	39.6	100.0	3,963.1	100.0	3,774.8	49.2	1,696.0	19.1
Preferred stockholders' funds	-	-	-	-	-	-	-	-	-	-
Short – term debt	0.1	-	-	-	0.1	-	3,898.7	50.8	7,161.2	80.9
Long – term debt	-	-	-	-	-	-	-	-	-	-
Equity minority interests	-	-	-	-	-	-	-	-	-	-
Preference stock issued by subsidiaries	-	-	-	-	-	-	-	-	-	-
Total capitalization	3,923.6	100.0	39.6	100.0	3,963.2	100.0	7,673.5	100.0	8,857.2	100.0

Notes:

1. The above table excludes all current accounts (both payables and receivables) relating to trading, interest, and dividends and other intercompany balances not designated as debt.
2. Except where stated as consolidated, the numbers presented above are on the basis of equity accounting for investments held in subsidiary undertakings.

Exhibit A-4

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT MARCH 31, 2004

	National Grid USA Consolidated
	($MM)	(%)
Short-term debt	1,054.6	8.1
Long-term debt	4,245.3	32.7
Preferred stock	77.6	0.6
Minority interest	21.1	0.2
Common stock equity	7,569.5	58.4
Total	12,968.1	100.0

	Massachusetts Electric Company		The Narragansett Electric Company		Granite State Electric Company		Nantucket Electric Company		Niagara Mohawk Power Corporation		National Grid Communications Holdings, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	259.6	12.2	47.0	4.4	-	-	4.1	8.5	996.1	12.6	-	-
Long-term debt	213.2	10.1	59.7	5.7	15.0	22.0	20.1	41.9	3,473.5	44.2	-	-
Preferred stock	4.7	0.2	5.3	0.5	-	-	-	-	66.3	0.8	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,649.0	77.5	945.2	89.4	53.2	78.0	23.9	49.6	3,340.5	42.4	-	-
Total	2,126.5	100.0	1,057.2	100.0	68.2	100.0	48.1	100.0	7,876.4	100.0	-	-

	New England Power Company[3]		New England Hydro Transmission-Electric Co., Inc.		New England Hydro Transmission Corporation		New England Hydro Finance Company, Inc.		New England Electric Transmission Corporation
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term debt	-	-	6.0	8.5	4.8	11.0	9.3	13.7	3.7	94.9
Long-term debt	410.3	28.8	36.7	51.6	21.7	49.5	58.4	86.3	-	-
Preferred stock	1.3	0.1	-	-	-	-	-	-	-	-
Minority interest	-	-	-	-	-	-	-	-	-	-
Common stock equity	1,013.8	71.1	28.2	39.9	17.3	39.5	-	-	0.3	5.1
Total	1,425.4	100.0	69.9	100.0	43.8	100.0	67.7	100.0	4.0	100.0

.
Exhibit A-4 (Continued)

CAPITAL STRUCTURE OF NATIONAL GRID USA COMPANIES1
AT MARCH 31, 2004

	National Grid USA (Parent)		Niagara Mohawk Holdings, Inc.		Opinac North America, Inc.		Opinac Energy, Inc.		NM Receivables Corp. II		NM Receivables LLC
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	428.8	5.4	23.8	0.5	0.9	6.1	-	-	-	-	-	-
Long-term Debt	-	-	1,225.0	26.8	-	-	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	7,569.5	94.6	3,317.8	72.7	13.8	93.9	-	-	-	-	-	-
Total	7,998.3	100.0	4,566.60	100.0	14.7	100.0	-	-	-	-	-	-

	NEES Energy, Inc.		EUA Energy Investment Corp.		Metrowest Realty LLC		Wayfinder Group, Inc.		NEES Communications, Inc.		National Grid Communications, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	-	-	-	-	-	-	-	-	-	-	-	-
Long-term Debt	5.4	100.0	-	-	3.6	37.9	6.4	100.0	93.9	47.0	2.4	100.0
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	(6.5)	N/A	19.4	100.0	5.9	62.1	(4.5)	N/A	105.6	53.0	(1.1)	N/A
Total	(1.1)	100.0	19.4	100.0	9.5	100.0	1.9	100.0	199.5	100.0	1.3	N/A

	National Grid USA Service Company, Inc.		National Grid Transmission Services Corporation		GridAmerica Holdings, Inc.		GridAmerica LLC		NM Properties, Inc[2]		Atlantic Western Consulting, Inc.
	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)	($MM)	(%)
Short-term Debt	723.4	98.1	-	-	-	-	-	-	-	-	-	-
Long-term Debt	-	-	0.2	100.0	0.2	50.0	-	-	-	-	-	-
Preferred Stock	-	-	-	-	-	-	-	-	-	-	-	-
Minority Interest	-	-	-	-	-	-	-	-	-	-	-	-
Common Stock Equity	14.4	1.9	(0.2)	N/A	0.2	50.0	1.0	100.0	-	-	2.1	100.0
Total	737.8	100.0	0.0	100.0	0.4	100.0	1.0	100.0	-	-	2.1	100.0

Note:
1Certain of National Grid USA's direct and indirect subsidiaries are either inactive, in the process of being dissolved, or had minor activity in the reporting period; this Exhibit does not list such National Grid USA direct or indirect subsidiaries which represent, in aggregate, less than 0.5% of the total equity or less than .02% of the total net income of National Grid USA Consolidated.
2 NM Properties, Inc. and its subsidiaries are currently seeking to divest the real estate held by it and its subsidiaries, and dissolve such subsidiaries where appropriate, as described in Post-Effective Amendment No. 3 to an Application/Declaration on Form U-1 in file number 70-9849.
3 New England Power Company owns minority equity investments in the following entities not listed above: Connecticut Yankee Atomic Power Co., Maine Yankee Atomic Power Co., and Yankee Atomic Electric Co.

[1] The reporting requirements contained in Appendix B of the January 2002 Order replaced the reporting requirements imposed by National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) and National Grid Group plc, Holding Co. Act Release No. 27455 (October 22, 2001).
[2] This reporting requirement replaces the one required by New England Electric System, Holding Co. Act Release No. 26768 (October 29, 1997) as supplemented by Holding Co. Act Releases No. 26811 (June 2, 1998), No. 27381 (April 19, 2001) and No. 27414 (June 6, 2001).
[3] Reporting Requirements 14 through 20 were added by the October 2002 Order.